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SEC 12012802 MISSION

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FEB 29 2012

Washington, DC 122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Wind Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Avenue of the Americas 3rd Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561 - 784 -8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15

OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Wind Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDNA CARTER
Notary Public, State of New York
No. 01CA6092585
Qualified in Bronx County
Commission Expires May 27, 2015

February 27, 2012

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE YEAR ENDED DECEMBER 31, 2011

SEC FILE NO 8-67955

EAST WIND SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORTS THEREON

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
East Wind Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of East Wind Securities, LLC ("the Company") as of December 31, 2011, and the related statements of operations, changes in member's capital, cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2011 and the results of its operations, changes in member's capital, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, on pages 10 and 11, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tabriztchi & Co., CPA, P.C.

Garden City, New York
February 27, 2012

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash	$	216,701
Prepaid expense and other assets		5,638
Accounts receivable		25,000
Equity based instrument - warrant		9,843
Total assets	$	257,182
Liabilities		
Accounts payable and accrued expenses	$	18,459
Total liabilities		18,459
Member's equity		238,723
Total liabilities and member's equity	$	257,182

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Advisory fees	$ 1,798,627
Total revenue	1,798,627
Expenses:	
Guaranteed payments	1,007,375
Compensation and related costs	443,235
Professional fees	120,675
Rent	22,200
Office expense	10,830
Charitable contributions	15,000
Regulatory fees	4,632
Dues and Subscription	4,514
Miscellaneous	4,389
	1,632,850
Net income	$ 165,777

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

Member equity at January 1, 2011	$	99,230
Distributions to Member		(26,284)
Net income, year ended December 31, 2011		165,777
Member equity at December 31, 2011	$	238,723

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 165,777
Adjustments to reconcile net income to net cash provided by operating activities	-
Changes in current assets and liabilities	
Commissions receivable	(25,000)
Accounts payable	10,090
Prepaid and other assets	(2,539)
Net cash provided by operating activities	148,328
Cash flows from investing activities	-
Cash flows from financing activities	-
Distribution to Member	(26,284)
Net change in cash and cash equivalents	122,044
Cash and cash equivalents December 31, 2010	94,657
Cash and cash equivalents December 31, 2011	$ 216,701
Supplemental disclosure of cash flow data:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of the financial statements.

EAST WIND SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 -NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue Recognition

Advisory fees include fees earned from placement agent and advisory services. Nonrefundable retainers received from advisory services are recorded as advisory fee income when received. Contingency fees are recognized at the time a transaction is consummated and the income is reasonably determinable.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturity of three months or less.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 216,701	-	
Equity Based instruments - warrants			9,843

Stock-Based Compensation

The Company's policy for equity instruments received in exchange for goods and services follows the provisions of ACS Topic 505-50. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance is reached or (ii) the date at which the Company's performance is complete. In accordance with ACS Topic 505, the fully vested, non-forfeitable equity instruments is classified

as an asset and the revenues related to the fair value of the equity instrument is recognized over the term of the consulting agreement.

NOTE 3 - CASH

The Company maintains cash balances at two banks. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for balances up to $250,000. The carrying value of cash at December 31, 2011 was $216,701. The cash balance at banking institutions at December 31, 2011 was $291,361.

NOTE 4 - EQUITY BASED INSTRUMENTS

On May 1, 2011, the Company entered an agreement to assist a private firm ("the Client") in private placement of equity–linked securities. The Company agreed to review and comment on the Client's marketing and promotion materials and to identify and contact prospective investors. In addition to a non-refundable retainer and certain percentage of the proceeds from the investors, the Company received a non-cancellable seven year warrant to purchase 21,392 shares of Series A Preferred Stock of the Client ("the Warrant"). The Warrant provides for the purchase of the shares on the same terms (including class, $0.9817 exercise price per share and with reasonable piggy-back, anti-dilution and cashless exercise rights) as apply to contemporaneously issued shares.

The Company used Black-Scholes Option Pricing Model to estimate the fair value of the Warrant. The model inputs included stock price and exercise price of $0.9817, a term of 7 years, risk free rate of 3.12% on a seven year US Treasury Note and volatility of 40%. According to ASC 718-10-55-51, in estimating the expected volatility of 40%, the Company identified public entities similar to the Client for which share or price information was available and considered the historical volatility of those entities.

NOTE 5 –RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On January 1, 2011, the Company amended its "*Expense Sharing Agreement*" entered into on June 15, 2010, ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and related entity. Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses. The Company currently pays $1,850 monthly for rent and related expenses and $895 monthly for certain other operating expenses.

The term of the Agreement commenced as of June 15, 2010 and will remain in effect for a three-year period. Thereafter, this agreement will be renewed automatically for successive three-year terms. Either party may terminate the Agreement at any time by giving one months' prior written notice to the other party.

As of December 31, 2011, $8,235 was due to East Wind Advisors under the Agreement.

Management Fee Agreement

On September 1, 2010, the Company entered into a "*Management Fee Agreement*" with East Wind Advisors and East Wind Holdings, LLC ("East Wind Holdings"), a related entity. Under the Management Fee Agreement, the Company agreed to pay East Wind Advisors and East Wind Holdings for management consulting services provided.

As of December 31, 2011, no amounts were due to East Wind Advisors or East Wind Holdings, LLC under this agreement.

NOTE 6 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c)3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital of $198,242 which was $193,242 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.1 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 27, 2012; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

EAST WIND SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

SCHEDULE I

Computation of Net Capital		
Total member's equity	$	238,723
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and allowable subordinated liabilities		238,723
Less:		
Non-allowable assets		
Equity Based instruments		(9,843)
Accounts receivable		(25,000)
Prepaid expenses and other assets		(5,638)
Net capital before haircuts		198,242
Less:		
Haircuts on securities		-
Net capital	$	198,242
Aggregate indebtedness		
Items included in the Statement of Financial Condition		
Accounts Payable and accrued expenses		18,459
Aggregate indebtedness		18,459
Computation of basic net capital requirement		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Net capital in excess of requirements	$	193,242
Excess net capital at 1000 percent		191,396
Ratio of aggregate indebtedness to net capital		.1 to1

No material differences exist between the preceding computation and the computation included in the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2011.

SUPPLEMENTAL SCHEDULE OF COMPUTATION DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15(C) 3-3 AS OF DECEMBER 31, 2011

SCHEDULE 2

STATEMENT REGARDING SEC RULE I5c3-3 DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
East Wind Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of East Wind Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have· made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

I. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Takruzteli & Co., CPA, P.C.

Garden City, New York
February 27, 2012

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED UPON PROCEDUES TO EAST WIND SECURITIES LLC'S SIPC ASSESSMENT RECONCILIATION

To The Sole Member
East Wind Securities, LLC
1010 Avenue of the Americas, 3rd Floor
New York, NY, 10018

In accordance with Rule 17a-S(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by East Wind Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating East Wind Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). East Wind Securities LLC's management is responsible for East Wind Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in East Wind Securities LLC's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tabrizchi & Co, CPA, PC

Garden City, New York
February 27, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

East Wind Securities, LLC
1010 Avenue of the Americas
New York, NY 10018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Singer (561)784-8922

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,497

B. Less payment made with SIPC-6 filed (exclude interest) (1,764)

08/01/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,733

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,733

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,733

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20 ____

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,798,628
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,798,628
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,798,628
2e. General Assessment @ .0025	$ 4,497
	(to page 1, line 2.A.)